July 1, 2016
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3628
Washington, D.C. 20549
 Attention:  Mr. Arthur C. Sandel and Ms. Lulu Cheng
Re:	Toyota Auto Receivables 2013-A Owner Trust
Toyota Auto Receivables 2013-B Owner Trust
Toyota Auto Receivables 2015-A Owner Trust
Toyota Auto Receivables 2015-C Owner Trust
Forms 10-K for Fiscal Year Ended December 31, 2015
Filed March 25, 2016
File Nos. 333-168098-07, 333-188672-02, 333-188672-06 and 333-188672-08

Dear Mr. Sandel and Ms. Cheng:
            This letter relates to the Commission Staff's comment letter, dated June 22, 2016 (the "Comment Letter"), relating to the annual reports on Form 10-K for the fiscal year ended December 31, 2015, filed on March 25, 2016 for each of Toyota Auto Receivables 2013-A Owner Trust, Toyota Auto Receivables 2013-B Owner Trust, Toyota Auto Receivables 2015-A Owner Trust and Toyota Auto Receivables 2015-C Owner Trust.  We are submitting this letter on behalf of Toyota Motor Credit Corporation ("TMCC") and Toyota Auto Finance Receivables LLC (together with TMCC, the "Companies").
            As discussed with Ms. Cheng, given the upcoming Independence Day holiday and the Companies' desire to provide a thorough response to the Comment Letter, we hereby formally request, on behalf of the Companies, an extension of the time to file a response to the Comment Letter to July 21, 2016.
            If you require additional information or wish to discuss the timing of the Companies' response, please do not hesitate to contact me at 212-309-6200.
Regards,

/s/ Reed D. Auerbach

Reed D. Auerbach

cc: Katherine Adkins, Esq.